

July 20, 2015

John Walpuck
Interim Chief Executive Officer and Chief Financial Officer
Creative Realities, Inc.
55 Broadway, 9th Floor
New York, New York 10006

      **Re: Creative Realities, Inc.
              Amendment No. 1 to Registration Statement on Form S-1
              Filed July 9, 2015
              File No. 333-201806**

Dear Mr. Walpuck:

      We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Part II

Item 15. Recent Sales of Unregistered Securities, page II-2

1.   You disclose here that you have conducted several unregistered issuances in 2015 in reliance on Rule 506 of Regulation D. You have not, however, filed any Forms D in 2015. Please advise.

       You may contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447, or in his absence, me at (202) 551-3483, with any questions. If you require further assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

                            Sincerely,

                            /s/ Katherine Wray

                            Katherine Wray
                            Attorney-Advisor

cc: Paul Chestovich, Esq.
       Maslon LLP